News Release	AMEX, TSX Symbol: NG

BC Government Confirms NovaGold’s Right to Continue Work on Pioneer’s Grace Claims

17 July 2006 – Vancouver – NovaGold Resources Inc. (AMEX, TSX: NG) wishes to report today on the status of NovaGold’s work permits on the Grace subsurface mineral claims granted by the BC Ministry of Energy and Mines. In response to a request by Pioneer to revoke NovaGold’s work permits on the Grace Claims, on July 13, 2006 the BC Ministry of Energy and Mines wrote NovaGold and Pioneer a letter stating that after a detailed review NovaGold’s permits under the Mines Act will remain in full force and effect.

In early May 2006, as operator and manager under the terms of the agreement on the Grace property, NovaGold filed a detailed permit application with the BC Ministry of Energy and Mines outlining a program including up to 10 exploration/condemnation and 13 geotechnical drill holes. NovaGold and the Ministry also discussed the Pioneer initiated litigation on the Grace claims. The BC Ministry of Energy and Mines subsequently issued to NovaGold its authorization to work on the Grace Property in 2006 under its Notice of Work.

On June 29, 2006 Pioneer wrote a letter to the BC Ministry of Energy and Mines formally requesting that the Ministry revoke NovaGold’s permit to work on the Grace claims.

On July 13, 2006 the BC Ministry of Energy and Mines wrote a response letter to Pioneer and NovaGold stating that after careful review of all pertinent information that the permits granting NovaGold access to the Grace claims for its 2006 work program would remain in good standing.

NovaGold is pleased with the decision by the BC Ministry of Energy and Mines and believes that the issuance of this confirmatory letter represents a positive step which serves to clarify statements by Pioneer in recent months. NovaGold maintains that the Pioneer option agreement relates to subsurface rights only, and that use and access to the surface rights related to the Grace claims rests solely with the Province of British Columbia.

As manager and operator of the Grace project under the terms of the current option agreement with Pioneer, NovaGold plans to continue to carry out its remaining program of exploration and geotechnical drilling and other work related to the development of the overall Galore Creek project. NovaGold will continue to carry out these work programs in a diligent and professional manner under the guidelines and regulations of the Province of British Columbia.

“This is a very important project for the Province of British Columbia,” said Rick Van Nieuwenhuyse, President and CEO of NovaGold, “NovaGold anticipates making an investment in excess of US$1 Billion to develop a world-class copper-gold mine on lands owned by the Province. Galore Creek will be one of the largest mines in North America employing over 500 people for at least 20 years once in operation and contributing $250 million per year into the BC economy. The project is further supported by the Tahltan Nation, including the Tahltan Band and the Iskut First Nation, which has entered into a comprehensive agreement through the Tahltan Central Council to support development of the Galore Creek mine.”

NovaGold is currently in the Environmental Review process for its Galore Creek property. NovaGold is applying for all relevant permits necessary to access, build and operate the Galore Creek mine.

About the Pioneer Offer

NovaGold has made an all cash offer to acquire all of the outstanding common shares of Pioneer Metals Corporation (TSX: PSM) at a price of C$0.57 per share. The offer represented a 30% premium to the pre-announcement one-month volume weighted average trading price of Pioneer’s shares from mid-May to mid-June. The acquisition of Pioneer is part of NovaGold’s long-term strategy to consolidate the Galore Creek district and facilitate efficient development of the property. The Offer is open for acceptance until 9:00 p.m. (PST), on July 25, 2006.

About NovaGold

NovaGold is rapidly advancing three of North America's largest undeveloped gold and copper deposits: the Galore Creek copper-gold project, the Donlin Creek gold project in partnership with Barrick Gold, the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto, as well as the Company's Nome Operations including: Rock Creek, Big Hurrah and Nome Gold. NovaGold is well financed with no long-term debt, and has one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net

For more information contact: (604) 669-6227 Toll Free 1-866-669-6227
Rick Van Nieuwenhuyse, President & CEO                   Don MacDonald, CA, Senior Vice President & CFO

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including: risks related to the exploration stage of NovaGold’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; and other risks and uncertainties described in NovaGold’s registration statement on Form 40-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission and in NovaGold’s most recent Annual Information Form filed with Canadian securities regulators. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements. NovaGold disclaims any intention or obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements in this Press Release are qualified by this cautionary statement.